# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE ALMADEN BLVD, SUITE 400, SAN JOSE, California (CA), 95113
Date of event which requires filing of this statement: 08/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,221,832; shared voting power 0; sole dispositive power 1,221,832; shared dispositive power 0; aggregate amount beneficially owned 1,221,832 (4.9% of the class)
- Talkot Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 941,060; shared voting power 0; sole dispositive power 941,060; shared dispositive power 0; aggregate amount beneficially owned 941,060 (3.8% of the class)
- Talkot Partners V, LP: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 7,412; shared voting power 0; sole dispositive power 7,412; shared dispositive power 0; aggregate amount beneficially owned 7,412 (0% of the class)
- Akin Family Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 125,000; shared voting power 0; sole dispositive power 125,000; shared dispositive power 0; aggregate amount beneficially owned 125,000 (0.5% of the class)
- Karen Hochster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,000; shared voting power 0; sole dispositive power 60,000; shared dispositive power 0; aggregate amount beneficially owned 60,000 (0.2% of the class)
- Kyle Akin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: ONE ALMADEN BLVD, SUITE 400, SAN JOSE, CALIFORNIA, 95113

## Item 2. Person Filing
Name of person filing:
Thomas B. Akin
Talkot Fund, LP
Talkot Partners V, LP
Akin Family Foundation
Karen Hochster
Kyle Akin
Address of principal business office or, if none, residence: 100 Meadowcreek Dr Suite 150 Corte Madera, CA 94925
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Thomas B. Akin, Talkot Fund LP, Talkot Partners V LP, Akin Family Foundation, Karen Hochster, and Kyle Akin beneficially own 2,405,304 shares of Common Stock. Of such 2,405,304 shares of Common Stock, Thomas B. Akin directly beneficially owns 1,221,832 shares of Common Stock, Talkot Fund LP directly beneficially owns 941,060 shares of Common Stock, Talkot Partners V LP directly beneficially owns 7,412 shares of Common Stock, Akin Family Foundation directly beneficially owns 125,000 shares of Common Stock, Karen Hochster directly beneficially owns 60,000 shares of Common Stock, and Kyle Akin directly beneficially owns 50,000 shares of Common Stock.
Percent of class:
9.61%

The percentage is based on 25,028,054 shares of Common Stock issued and outstanding as of June 30, 2025, as reported in form 10Q filed with the Securities and Exchange Commission (the "Commission") on August 6, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,405,304
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,405,304

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: Thomas B. Akin, Thomas B Akin, Managing Partner (08/25/2025)
- Talkot Fund, LP: Thomas B Akin, Thomas B Akin, Managing Partner (08/25/2025)
- Talkot Partners V, LP: Thomas B Akin, Thomas B Akin, Managing Partner (08/25/2025)
- Akin Family Foundation: Thomas B Akin, Thomas B Akin, Managing Partner (08/25/2025)
- Karen Hochster: Karen Hochster, Karen Hochster (08/25/2025)
- Kyle Akin: Kyle Akin, Kyle Akin (08/25/2025)